

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for Commercial Recordings

STATE OF NEVADA

OFFICE OF THE SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

11/09/2022

Work Order Item Number:	W2022110900293-2503966
Filing Number:	20222747486
Filing Type:	Amended and Restated Articles
Filing Date/Time:	11/9/2022 8:17:00 AM
Filing Page(s):	7

Indexed Entity Information:

Entity ID: E22727252022-2	**Entity Name:** Water On Demand Inc.
Entity Status: Active	**Expiration Date:** None

Commercial Registered Agent

NATIONAL REGISTERED AGENTS, INC.

701 S CARSON ST STE 200, Carson City, NV 89701, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

BARBARA K. CEGAVSKE
Secretary of State



Filed in the Office of	Business Number E22727252022-2
Barbara K. Cegavske (signature)	Filing Number 20222747486
Secretary of State State Of Nevada	Filed On 11/9/2022 8:17:00 AM
	Number of Pages 7

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)

Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:

Name of entity as on file with the Nevada Secretary of State: Water on Demand Inc.

Entity or Nevada Business Identification Number (NVID): NV20222434100

2. Restated or Amended and Restated Articles: (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

☒ Certificate to Accompany Restated Articles or Amended and Restated Articles

☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ____
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☒ Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following:

(Check only one box) ☐ incorporators ☐ board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: more than 50%

☐ Officer's Statement (foreign qualified entities only) -

Name in home state, if using a modified name in Nevada: ____

Jurisdiction of formation: ____

Changes to takes the following effect:

☐ The entity name has been amended.
☐ The purpose of the entity has been amended.
☐ The authorized shares have been amended.
☐ Other: (specify changes) ____

☐ Dissolution
☐ Merger
☐ Conversion

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: 11/08/2022 Time: 5:00 P.M. (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☐ Articles have been added. ☐ Articles have been deleted. ☒ Other. The articles have been amended as follows: (provide article numbers, if available) Reverse Stock Split - See attached Amended & Restated Certificate (attach additional page(s) if necessary)
6. Signature: (Required)	X /s/ T. Riggs Eckelberry Chief Executive Officer Signature of Officer or Authorized Signer Title X _____ _____ Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

WATER ON DEMAND INC.

Water on Demand, Inc., a corporation organized and existing under the laws of the State of Nevada (the "**Corporation**"), certifies that:

A.   The name of the Corporation is Water on Demand Inc.

B.   This Amended and Restated Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

C.   This Amended and Restated Articles of Incorporation was approved by the holders of the requisite number of shares of such corporation in accordance with Section 78.403 of the NRS. This Amended and Restated Articles of Incorporation has been duly adopted in accordance with the provisions of Sections 78.315 and 78.320 of the NRS by the directors and stockholders of the Corporation.

D.   The text of the Articles of Incorporation is amended and restated to read as set forth in **Exhibit A** attached hereto.

E.   The effective date of the amendment and restatement of the Articles of Incorporation for the Corporation shall be 5:00 p.m. Eastern Time on November 8, 2022.

IN WITNESS WHEREOF, WATER ON DEMAND INC. has caused this Amended and Restated Articles of Incorporation to be signed by the undersigned duly authorized officer of the Corporation, on November 8, 2022.

/s/ T. Riggs Eckelberry

T. Riggs Eckelberry,
Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of the Corporation is WATER ON DEMAND INC.

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Nevada Revised Statute Chapter 78- Private Corporations ("NRS").

ARTICLE III

The address of the Corporation's registered office in the State of Nevada is 701 S. Carson Street, Suite 200 Carson City, NV 89701. The name of the registered agent at such address is NATIONAL REGISDTERED AGENTS, INC.

ARTICLE IV

1. Authorized Shares.

(a) The aggregate number of shares that the Corporation shall have authority to issue is three billion (3,000,000,000) shares, of which two billion nine hundred fifty million (2,950,000,000) shall be authorized as common stock ("Common Stock"), having a par value of $0.0001 and fifty million (50,000,000) shares of preferred stock ("Preferred Stock"), having a par value of $0.0001.

(b) The shares of Preferred Stock are designated as Series A Preferred Shares and Series C Preferred Shares, and shall have such rights, preferences and designations as set forth in the respective Certificate of designation.

(c) Additional shares of Preferred Stock may be issued from time to time in one or more classes as the Board of Directors may determine, subject to any applicable requirements of the Investment Company Act of 1940 (the "1940 Act") and the terms and preferences set forth in the certificate of designation for the Series A and Series C Preferred Stock, without shareholder approval, as hereinafter provided. The Board of Directors is hereby authorized, by resolution or resolutions, to provide from time to time, out of the unissued shares of Preferred Stock not then allocated to any series of Preferred Stock, for a series of Preferred Stock. Before any shares of any such series of Preferred Stock are issued, the Board of Directors shall (i) fix and determine, and is hereby expressly empowered to fix and determine, by resolution, or resolutions, the designations, powers, preferences, relative participating rights, option rights and other special rights, qualifications limitations, and restrictions of the shares of such series and (ii) make such filings and recordings with respect thereto as required by the NRS. Each series of Preferred Stock shall be given a distinguishing designation.

(d) The Board of Directors is expressly authorized to vary the provisions relating to the foregoing matters between the various series of Preferred Stock. All shares of Preferred Stock of any one series shall be identical in all respects with all shares of such series, except that shares of any one series issued at different times may differ as to the dates from which any dividends thereon shall be payable and, if cumulative, shall cumulate.

(e) Unless otherwise provided in the Certificate of designation or resolution of the Board of Directors providing for the issuance thereof, the number of authorized shares of any series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution, or resolutions, by the Board of Directors and appropriate filing and recording to the extend required by the NRS. In case the number of shares of any such series of Preferred Stock shall be decreased, the shares representing such decrease shall, unless otherwise provided in the resolution, or resolutions, of the Board of Directors providing for the issuance thereof, resume the status of authorized by unissued shares of Preferred Stock, undesignated as to series, and may be reissued as part of such series or as part of any other series of Preferred Stock.

2. Reverse Stock Split. Upon the filing of this Amended and Restated Articles of Incorporation ("Restated Articles") becoming effective and without any further action required by the Corporation or its stockholders, and occurring as a one-time event, each share of the Corporation's then outstanding Common Stock and Series A Preferred Stock shall be converted and reconstructed into 1/20 shares of Common Stock and 1/20 shares of Series A Preferred Stock, respectively (the "Reverse Stock Split"). No further adjustment of any preference or price set forth in this Article IV shall be made as a result of the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled after effectuating the Reverse Stock Split with respect to all shares of Common Stock held by such holder, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share (post Reverse Stock Split).

ARTICLE V

1. Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

ARTICLE VI

2. To the fullest extent permitted by the NRS, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the NRS is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended.

3. The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a

party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

4. The Corporation shall have the power to indemnify, to the extent permitted by the NRS, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

5. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Restated Articles inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

1. For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

(a) The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Restated Articles.

(b) The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company; *provided however*, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Restated Articles, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required for any action to adopt, amend or repeal any provision of the Bylaws of the Company by the stockholders.

(c) Corporation reserves the right to amend, alter, change or repeal any provision contained in this Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE VIII

1.   Meetings of stockholders may be held within or without the State of Nevada, as the By-laws may provide. The books of the corporation may be kept outside of the State of Nevada at such places or places as may be designated from time to time by the Board of Directors or in the By-laws of the Corporation.

(Remainder of Page Intentionally Left Blank)